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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-15 AND ENDING 03/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDKIFF & STONE CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5410 LOS ROBLES
(No. and Street)

CARLSBAD (City) CA (State) 92008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

760 683-5231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK EVANS, CPA
(Name – *if individual, state last, first, middle name*)

Three Riverway, Suite 125 (Address) HOUSTON (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

OATH OR AFFIRMATION

I, MORRIS E. MIDKIFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDKIFF & STONE CAPITAL GROUP, INC., as of MARCH 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— NONE —


EVAN WILSON
COMM. #2147783
Notary Public - California
SAN DIEGO
My App. Expires March 28, 2020

Notary Public

Signature

PRESIDENT

Title

State of California
County of San Diego
Subscribed and sworn to (or affirmed) before me on this 26 day of May, 20 16 by Morris E Midkiff

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDKIFF AND STONE CAPITAL GROUP, INC

CONTENTS

JOHN B. EVANS, II
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Midkiff & Stone Capital Group, Inc. (MSCG)

I have audited the accompanying statement of financial condition of Midkiff & Stone Capital Group, Inc. (MSCG) as of March 31, 2016, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of MSCG's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MSCG as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in: Schedule I - Computation of Net Capital Under Rule 15c3-1 and Schedule II – Independent Accountant's Exemption Report Review has been has been subjected to audit procedures performed in conjunction with the audit of MSCG's financial statements. The supplemental information is the responsibility of MSCG's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I - Computation of Net Capital Under Rule 15c3-1 and Schedule II – Exemption Report Review are fairly stated, in all material respects, in relation to the financial statements as a whole.



John B. Evans, II, CPA

Houston, Texas

May 24, 2016

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-2066 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com

MIDKIFF AND STONE CAPITAL GROUP, INC
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH, 31 2016

ASSETS	
Cash and cash equivalents	$ 7,425
Trade accounts receivable - Client Billing	3,314
Investments, at market value	5,451
Brokerage Clearance account	10,000
Demand Note Receivable	24,908
TOTAL CURRENT ASSETS	51,099
TOTAL ASSETS	51,099
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	5,432
Accrued expenses	8,130
Connecticut income tax payable	250
TOTAL CURRENT LIABILITIES	13,812
TOTAL LIABILITIES	13,812
STOCKHOLDER'S EQUITY	
Common stock, no par value; 5,000 shares authorized, 200 shares issued and outstanding	1,000
Additional paid-in capital	14,000
Retained earnings	22,287
TOTAL STOCKHOLDER'S EQUITY	37,287
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 51,099

See independent accountant's audit report and notes to financial statements

MIDKIFF AND STONE CAPITAL GROUP, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2016

REVENUES	
Securities commissions	$ 5,461
Mutual fund sales	7,014
Investment advisory	41,750
Dividends and interest	37
Securities - Gain/ (Loss)	414
TOTAL REVENUE	54,676
EXPENSES	
Salaries	18,526
Rental expense - related party	7,872
Regulatory expenses	8,035
Payroll taxes	1,935
Employee benefits	4,141
Other expenses	500
Auto	1,354
Office expenses	370
Telephone	1,814
Travel & Entertainment	17
Legal & Accounting	4,000
Pension expense	4,632
TOTAL EXPENSES	53,194
Net income before provision for income tax	1,482
State income tax expense	(1,050)
NET INCOME	$ 432

See independent accountant's audit report and notes to financial statements

MIDKIFF AND STONE CAPITAL GROUP, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF MARCH 31, 2016

	COMMON STOCK		ADDITIONAL	RETAINED	
	SHARES	AMOUNT	PAID-IN CAPITAL	EARNINGS	TOTAL
Balances at March 31, 2015	200	$ 1,000	$ 14,000	$ 21,855	$ 36,855
NET INCOME				432	432
Balances at March 31, 2016	200	$ 1,000	$ 14,000	$ 22,287	$ 37,287

See independent accountant's audit report and notes to financial statements

MIDKIFF AND STONE CAPITAL GROUP, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	432
Adjustments to reconcile net income (loss) to		
net cash provided by operating activities:		
Changes in:		
Receivable from clearing broker-dealer		362
Investments		(5,451)
Accounts payable and other liabilities		544
Net cash provided by operating activities		(4,113)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Demand Note Receivable		(24,908)
Deposits: Clearance		0
Net cash used in financing activities		(24,908)
NET CHANGE IN CASH		(29,022)
Cash at beginning of year		36,447
CASH AND CASH EQUIVALENTS AT END OF YEAR		7,425

Supplemental Disclosures of Cash Flow Information:

Cash paid for State Business/ Franchise taxes	$	1,050
Cash paid for interest expense	$	0

MIDKIFF AND STONE CAPITAL GROUP, INC.
Notes to the Financial Statements
March 31, 2016

Note 1 – Nature of Business

Midkiff & Stone Capital Group, Inc. was incorporated in Connecticut and commenced operations on April 23, 1981. Midkiff & Stone is engaged in investment banking, brokerage and investment research activities and is a member of the Financial Industry Regulatory Authority (FINRA). Midkiff & Stone operates under the provisions of Paragraph K (2) (ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. Customers consist primarily of individuals located throughout the United States of America. The company is 100% owned by Mick Midkiff as of October 31, 2011.

Note 2 – Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Investments

Marketable securities consist of publicly traded securities. Dividends are recorded on the ex-dividend date. The cost of the marketable securities sold is determined on the specific identification method. Securities are carried at market value.

Cash Equivalents

For purposes of the statement of cash flows, Midkiff & Stone considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Revenue Recognition & Accounts Receivable

Accounts receivable are recognized when the clients are billed. The accounts receivable balances as of March 31, 2016 are thought to be collectible and no provision for uncollectible accounts has been made in these statements.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Investment Advisory

Investment advisory fees are received monthly in arrears and are recognized as earned.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivables, securities owned and securities sold, not yet purchased, and advances to and notes from employees. Currently, the federally insured limit on accounts covered by the Federal Deposit Insurance Corporation (FDIC) is $250,000. The Company did not have cash and cash balances in excess of the federally insured limits at March 31, 2016. Securities owned and securities sold, not yet purchased consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Customer Funds

Midkiff & Stone is approved to sell private securities and limited partnership interests but is not approved to hold customer funds on account.

Income Taxes

Midkiff & Stone accounts for income tax in accordance with FASB ACS 740 – Income Taxes. This statement prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on Midkiff & Stone generating sufficient taxable income in future years.
There are no deferred tax assets or liabilities as of March 31, 2016.

Date of Management Review

Management has evaluated subsequent events through May 24, 2016, the date on which the financial statements were available to be issued.

Note 3 – Impact of recently issued accounting standards

The Company has assessed the recently issued or proposed accounting standards from the Financial Accounting Standards Board or other standards-setting bodies. They are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Fair Value of Financial Instruments

Midkiff & Stone's financial instruments consist of cash, receivables, and investments in marketable securities and payables. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items.

As defined in FASB ACS 820 – Fair Value Measurements & Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). FASB ACS 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy defined by FASB ACS 820 are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to Midkiff & Stone for identical assets and liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. Midkiff &

Stone's Level 1 assets include exchange traded equities and equity options. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on non-binding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques.

The following table sets forth Midkiff & Stone's assets that are measured at fair value on a recurring basis as of March 31, 2016:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Equity securities and funds	5,451	5,451	-	-
			-	-
Total Assets	$ 5,451	$ 5,451	$ -	$ -

Note 5 – Pension and Profit-Sharing Plan

Midkiff & Stone has a pension and profit-sharing plan in effect covering substantially all employees and may make annual contributions to the plan up to 25% of compensation of qualified employees. Forfeitures of non-vested benefits occurring during a year are credited against the profit-sharing expense for that year. The pension plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation. The pension plan expense for the year ended March 31, 2016 was $4,632.

Note 6 – Net Capital Contribution

Midkiff & Stone is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2016, Midkiff & Stone had net capital and net capital requirements, as defined, of $8,239 and $5,000, respectively. Midkiff & Stone's aggregate indebtedness to net capital ratio was 1.68 to 1.

Note 7 – Commitments and Contingencies

Included in Midkiff & Stone's clearing agreement contains an indemnification clause. This clause related to instances where Midkiff & Stone's customers fail to settle security transactions. In the event this occurs, Midkiff & Stone will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2016, management of Midkiff & Stone had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 – Related Party Transactions

At March 31, 2016, Midkiff & Stone had the following related party account balance in the statement of financial condition:

Description	
Demand note receivable	$ 24,908

Demand note is receivable upon call by the Company. The note is receivable from the Company's sole shareholder – Mick Midkiff.

At March 31, 2016, Midkiff & Stone had the following related party account balances reflected in the statements of operations and cash flows for the year ended March 31, 2016:

Description	
Lease expense to shareholder	$ 7,872

Midkiff & Stone currently leases office space on a month-to-month basis from its sole shareholder.

Note 9 – Income Taxes

The taxable income was $1,482 for year ended March 31, 2016.

Midkiff & Stone is subject to state income tax in Connecticut and California. In Texas, Midkiff & Stone is subject to the Texas margin tax, which is calculated as a percentage of Midkiff & Stone's taxable margin, as defined by law, rather than on net income.
There was no state franchise tax due for Texas, however the business entity tax for Connecticut is payable for $250 and the state business tax for California was $800.

Note 10 – Subsequent Events

Midkiff & Stone has evaluated the impact of subsequent events on these financial statements through May 24, 2016.

SUPPLEMENTAL SCHEDULES

MIDKIFF AND STONE CAPITAL GROUP, INC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2016

NET CAPITAL		
Total stockholder's equity	$	37,287
Deduct stockholder's equity not allowable for net capital		
Non-qualified Accounts Receivable		3,314
Demand Note Receivable		24,908
Total deductions and charges		28,222
Net capital before haircuts on securities		9,065
Haircuts on securities		(826)
Net Capital	$	8,239
Aggregate indebtedness		
Accounts payable and other liabilities		13,812
Total aggregate indebtedness	$	13,812
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness	$	5,000
Net capital in excess of minimum requirement	$	3,239
Ratio of aggregate indebtedness to net capital		1.68

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of March 31, 2016 as reported by Midkiff & Stone Capital Group, Inc. on un-amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

JOHN B. EVANS, II
CERTIFIED PUBLIC ACCOUNTANT

EXEMPTION REPORT REVIEW

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Midkiff & Stone Capital Group, Inc. (MSCG)

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Midkiff & Stone Capital Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MSCG claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the "exemption provisions") and (2) MSCG stated that MSCG met the identified exemption provisions throughout the most recent fiscal year without exception. MSCG's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MSCG's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



John B. Evans, II, CPA
Houston, Texas

May 24, 2016

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-2066 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com

MIDKIFF & STONE
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

MAY 24, 2016

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Midkiff & Stone is a broker/dealer registered with the SEC and FINRA.
- Midkiff & Stone claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended March 31, 2016
- Midkiff & Stone is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
  - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Midkiff & Stone has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Midkiff & Stone has not recorded any exceptions to the exemption for the fiscal year ended March 31, 2016

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: [signature]
Mick Midkiff
PRESIDENT
MIDKIFF & STONE CAPITAL GROUP, INC.